Exhibit (a)(2)(A)

November 30, 2006

Dear Oregon Steel Stockholder:

        We are pleased to inform you that on November 20, 2006, Oregon Steel Mills, Inc. ("Oregon Steel") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg ("Evraz"), and Oscar Acquisition Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser").

        Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Oregon Steel (the "Common Stock") together with the associated preferred stock purchase rights, at a price of $63.25 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and related materials enclosed with this letter. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on December 28, 2006. Following the successful completion of the cash tender offer, Purchaser will merge with and into Oregon Steel, and all the shares of Common Stock not purchased in the tender offer (other than shares of Common Stock owned by Oregon Steel, Evraz, Purchaser or any subsidiary of Evraz or Oregon Steel or shares of Common Stock held in the treasury of Oregon Steel or by any stockholder of Oregon Steel who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive $63.25 in cash per share.

        Oregon Steel's board of directors has unanimously approved the Merger Agreement, the tender offer and the merger, and has determined that the terms of the Merger Agreement and the transactions contemplated thereby (including the tender offer and the merger) are advisable and fair to, and in the best interest of the stockholders of Oregon Steel. Accordingly, Oregon Steel's board of directors unanimously recommends that you accept the tender offer and tender your shares of Common Stock to Purchaser pursuant to the tender offer.

        In arriving at its recommendation, the board of directors of Oregon Steel gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on November 30, 2006, that accompanies this letter. Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read each of the enclosed materials carefully.

Very truly yours

James E. Declusin President and Chief Executive Officer